SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens Introduces Business Intelligence for Reinsurance

The new module offers enhanced reporting and decision-making capabilities to help insurers refine their reinsurance programs

New Jersey – June 5, 2012 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, today announced the introduction to the business intelligence (BI) module for Sapiens Reinsurance solution. The Reinsurance BI module is offered as an add-on module to Sapiens Reinsurance, and will be first presented at the IASA Show in San Diego this week.

Already in a production environment at a Sapiens client site, Reinsurance BI is currently deployed with three of the six planned Reinsurance BI query models. It currently includes profitability, triangulations and accounting, and by the end of 2012 it will also include claims profile, exposure, and risk profile query models that will be rolled throughout the year.

The Reinsurance BI module provides reinsurance and risk managers with up-to-date information that is required for in-depth analysis of the current business portfolio as well as development trends, supporting the decision-making process and planning of the reinsurance program.

The BI query models leverage a dedicated reinsurance BI multi-dimensional data model, providing great flexibility in presentation and analysis of business results. BI queries and results are based on user-defined criteria and can be presented by line of business, coverage, territory, country, accounting/underwriting/loss periods, broker, reinsurer, reinsurance contract, etc.

Capabilities currently offered include:

•	query models for reinsurance program managers, providing analysis of business results as well as essential key performance indicators (KPIs) supporting the decision-making process;

•	business queries for profitability analysis and triangulations;

•	an accounting model is also provided, enabling convenient presentation and analysis of all business results by numerous dimensions; and

•	query results presentation in chart and/or graphical format with all results exportable to an Excel workbook or in printable format.

Mr. Roni Al-Dor, Sapiens President and CEO noted that “our continued commitment to the insurance software market is well seen in our ongoing investment in R&D to keep our products at a leading edge”.

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Mr. Martin Greenberg, Reinsurance Product Manager at Sapiens, said, “Reinsurance BI offers our customers a greater ability to continually refine their reinsurance programs through ongoing analysis and more informed decisions.”

The Sapiens Reinsurance offering is a comprehensive reinsurance business solution designed to support the management of the entire range of reinsurance contracts and activities of insurance companies. By incorporating in-depth, fully automated functions readily adaptable to each company's business procedures, the Sapiens Reinsurance solution provides comprehensive accounting capabilities and full financial control of the reinsurance practice, including support for all auditing requirements as well as regulatory reporting – Schedule F, P.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 100 financial services customers, backed by a team of over 750 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

E-mail: osnat.se@sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: June 05, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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